Filed by Golub Capital BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Golub Capital Investment Corporation

Commission File No. 814-01128

Attached hereto as Exhibit 1 is a GBDC Merger Investor Presentation.

Attached hereto as Exhibit 2 is a Q&A: Golub Capital BDC, Inc./Golub Capital Investment Corporation Merger.

Exhibit 1

CONFIDENTIAL | FOR DISCUSSION PURPOSES ONLY CONFIDENTIAL | © 2018 GOLUB CAPITAL LLC GOLUB CAPITAL BDC, INC. (“GBDC”) Overview of Proposed Merger with Golub Capital Investment Corporation (“GCIC”)

CONFIDENTIAL | FOR DISCUSSION PURPOSES ONLY Disclaimer Some of the statements in this presentation constitute forward - looking statements, which relate to future events or our future performance or financial condition . The forward - looking statements contained in this presentation involve risks and uncertainties, including statements as to : our future operating results ; our business prospects and the prospects of our portfolio companies ; the effect of investments that we expect to make and the competition for those investments ; our contractual arrangements and relationships with third parties ; completion of a public offering of our securities or other liquidity event ; actual and potential conflicts of interest with GC Advisors LLC ("GC Advisors"), our investment adviser, and other affiliates of Golub Capital LLC (collectively, "Golub Capital") ; the dependence of our future success on the general economy and its effect on the industries in which we invest ; the ability of our portfolio companies to achieve their objectives ; the use of borrowed money to finance a portion of our investments ; the adequacy of our financing sources and working capital ; the timing of cash flows, if any, from the operations of our portfolio companies ; general economic and political trends and other external factors ; the ability of GC Advisors to locate suitable investments for us and to monitor and administer our investments ; the ability of GC Advisors or its affiliates to attract and retain highly talented professionals ; our ability to qualify and maintain our qualification as a regulated investment company and as a business development company ; general price and volume fluctuations in the stock market ; the impact on our business of the Dodd - Frank Wall Street Reform and Consumer Protection Act and the rules and regulations issued thereunder and any actions toward repeal thereof ; and the effect of changes to tax legislation and our tax position . Such forward - looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words . We have based the forward - looking statements included in this presentation on information available to us on the date of this presentation . Actual results could differ materially from those anticipated in our forward - looking statements and future results could differ materially from historical performance . We undertake no obligation to revise or update any forward - looking statements, whether as a result of new information, future events or otherwise . You are advised to consult any additional disclosures that we may make directly to you or through reports that we have filed or in the future may file with the Securities and Exchange Commission (“SEC”), including annual reports on Form 10 - K, registration statements on Form N - 2 , quarterly reports on Form 10 - Q and current reports on Form 8 - K . This presentation contains statistics and other data that have been obtained from or compiled from information made available by third - party service providers . We have not independently verified such statistics or data . Additional Information and Where to Find It This communication relates to a proposed business combination involving GBDC and GCIC (the “Merger”), along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”) . In connection with the Proposals, each of GBDC and GCIC intend to file relevant materials with the SEC, including a registration statement on Form N - 14 , which will include a joint proxy statement of GBDC and GCIC and a prospectus of GBDC . This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act . STOCKHOLDERS OF EACH OF GBDC AND GCIC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT OF GBDC AND GCIC REGARDING THE PROPOSALS (THE “PROXY STATEMENT”) WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GBDC, GCIC, THE MERGER AND THE PROPOSALS . Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http : //www . sec . gov or, for documents filed by GBDC, from GBDC’s website at http : //www . golubcapitalbdc . com . Participants in the Solicitation GBDC and GCIC and their respective directors, executive officers and certain other members of management and employees of GC Advisors and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GBDC and GCIC in connection with the Proposals . Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GBDC and GCIC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available . This document may be obtained free of charge from the sources indicated above .

CONFIDENTIAL | FOR DISCUSSION PURPOSES ONLY GBDC’s Board of Directors — along with its financial advisor and legal counsel — has gone through a careful, methodical process to evaluate a potential merger with GCIC and believes that it is: Process for Evaluating Potential Merger with GCIC 2 Good for existing stockholders Good for new stockholders Good for GBDC

CONFIDENTIAL | FOR DISCUSSION PURPOSES ONLY Summary of Transaction Key Terms 3 1. Pro forma as of September 30, 2018. 2. Closing of the merger is conditioned on approval by GBDC stockholders of certain other changes to the investment advisory agr eem ent with GC Advisors. Merger Structure − Stock - for - stock merger with each GCIC stockholder to receive 0.865 shares of GBDC per GCIC share − Combined company to continue to trade under the ticker symbol “GBDC” on the Nasdaq Pro Forma Balance Sheet − $ 3.5 billion of assets 1 − Investments in 203 portfolio companies with an average position size of less than 1% 1 − No change to investment strategy focused on first lien, senior secured loans − No change to GBDC’s GAAP debt - to - equity target of 1.0x Fee Structure 2 − No change to GBDC base management fee rate of 1.375% − No change to GBDC income incentive fee rate of 20% or income incentive fee hurdle rate of 8% Closing Approvals − Stockholder votes of each of GCIC and GBDC − Regulatory and other customary approvals − Amendment of the Investment Advisory Agreement of GBDC Dividends − It is the Board’s present intention to increase the dividend per quarter to $0.33 per share after closing of the merger; provided that the Board reserves the right to revisit this intention if market conditions or GBDC’s prospects meaningfully change Post - Closing Share Purchase(s) − A Golub Capital entity has indicated it intends to purchase at least $40 million of GBDC shares after the closing of merger Post - Merger Governance − GC Advisors LLC (affiliate of Golub Capital) will continue to serve as the investment adviser of GBDC − All current GBDC officers and directors will remain in their current roles Expected Timing − Expected to file a joint proxy in December 2018 − Anticipated closing in the first half of 2019 , subject to stockholder approvals and other customary closing conditions

CONFIDENTIAL | FOR DISCUSSION PURPOSES ONLY 1. Based on GBDC and GCIC’s September 30, 2018 NAV and GBDC’s closing stock price as of November 26, 2018. 2. As of November 26, 2018. 3. Based on a pro forma merger using balance sheet assets at fair value as of September 30, 2018. 4. Calculated on a fair value basis. Excludes investments in Senior Loan Fund LLC (“SLF”) and GCIC Senior Loan Fund LLC (“GCIC SLF”). Transaction Rationale 4 Accretive to Net Asset Value (“NAV”) − The contemplated transaction would be approximately 3.6% accretive to GBDC’s NAV per share 1 Value Creation From GBDC NAV Per Share Accretion − Potential for value creation if post - merger GBDC continues to trade at a premium to book value comparable to or higher than its 3 - year average 2 Increased Scale and Liquidity − GBDC would be the 4th largest externally managed, publicly traded BDC by assets 3 − Larger BDCs generally have greater liquidity Acquisition of a Known, Diversified Portfolio of Assets − Over 96% of GBDC’s investments overlap with those of GCIC as of September 30, 2018 4 Greater Access to Long - Term, Low - Cost, Flexible Debt Capital − The increased scale of the combined company may enable better access to securitization markets, future debt facility consolidation and potential cost reductions Potential for Operational Synergies − Combined company is expected to realize annual synergies of approximately $0.9 million

GCIC Overview

- Commenced operations December 31, 2014
- $1.3 billion in commitments[1], primarily from institutional investors including marquee pension funds, insurance companies, endowments and foundations
- Intent from inception to seek a liquidity event within three to four years and to use commercially reasonable efforts to wind down if no liquidity event occurred within six years of the initial closing
- Over $1.6 billion[2] investment portfolio focused on floating rate, first lien senior secured loans to middle market companies controlled by private equity sponsors; well diversified with over 180 investments and an average position size below 1%[2]
- Solid performance to date—average return on equity of 8.6% since inception[3]
- Strong credit results. Net realized and unrealized gains on investments for 12 out of 15 quarters since inception.[2] Over 92% of portfolio is performing at or above expectations[4]

GCIC Returns to Stockholders while Non-Traded

(Net of Management Fees, Incentive Fees and all other Expenses)



Annualized Quarterly Return on Equity[5] – Net Income
Average Return on Equity[3]
7.3%
8.3%
9.1%
8.0%
7.6%
9.2%
9.3%
9.4%
8.2%
8.3%
7.3%
9.1%
10.0%
9.5%
8.4%
8.6%
3/31/15
6/30/15
9/30/15
12/31/15
3/31/16
6/30/16
9/30/16
12/31/16
3/31/17
6/30/17
9/30/17
12/31/17
3/31/18
6/30/18
9/30/18
9/30/18

1. As of final closing of private placement in March 2017.
2. As of September 30, 2018, on a fair value basis. Investment portfolio size and average positon size excludes investment in GCIC SLF.
3. Average return on equity since inception calculated as the simple average of the annualized quarterly return on equity figures since March 31, 2015.
4. As of September 30, 2018. Refers to investments with GC Advisors' internal performance ratings of 4 or 5. Our internal performance ratings do not constitute any rating of investments by a nationally recognized statistical rating organization or represent or reflect any third-party assessment of any of our investments. This system is not generally accepted in our industry or used by our competitors.
5. Return on equity calculations are based on daily weighted average of total net assets during the period presented.

Note: Past performance does not guarantee future results. Investments are subject to the risk of loss.

GOLUB CAPITAL

CONFIDENTIAL | FOR DISCUSSION PURPOSES ONLY

5

CONFIDENTIAL | FOR DISCUSSION PURPOSES ONLY 1. Based on GBDC and GCIC’s September 30, 2018 NAV and GBDC’s closing stock price as of November 26, 2018. Note: Some of the statements in this presentation constitute forward looking statements, which may be predictions about futur e e vents, future performance or financial condition. All figures in millions except for per share amounts. GBDC and pro forma GBDC NAV per share shapes not to scale. Source: Financial data as of September 30, 2018 based on Annual Reports on Form 10 - K filed by each of GBDC and GCIC on November 28, 2018. Market data as of November 26, 2018. The Proposed Merger with GCIC is Accretive to GBDC’s NAV Per Share 6 GBDC GCIC Combined Total NAV $968.9 $932.2 $1,901.1 Shares outstanding 60.2 62.1 113.9 NAV per share $16.10 $15.00 $16.69 Share price as of November 26, 2018 / acquisition price $18.57 $16.06 Premium to NAV 15.3% 7.05% − GBDC is using shares valued at its closing trading price as of November 26, 2018 of $18.57 per share — a 15% premium to NAV — to acquire GCIC at a 7.05% premium to its NAV − Because the exchange ratio was fixed based on GBDC’s shares trading as of November 26, 2018 at a 15% premium to its September 30, 2018 NAV, the merger would increase GBDC’s NAV per share by approximately $0.59, or 3.6% 1 Pro Forma Combined NAV Per Share Calculation GBDC NAV/Share 1 $16.10 $16.69 Today Pro forma 3.6% Increase

CONFIDENTIAL | FOR DISCUSSION PURPOSES ONLY GBDC Has Traded Consistently at a Premium to NAV 7 1. Wells Fargo BDC Index constituents except for GBDC. Note: Current GBDC data as of November 26, 2018. All other data as of November 23, 2018. All indices designed, calculated and published by third parties and presented herein are the property of their respective owners. Golub Capital makes no representations about the accuracy or appropriateness of the data reported by su ch third party data sources and such companies have not endorsed the contents of this presentation. 1.15x 1.15x 1.16x 1.15x 1.15x 1.14x 1.11x 0.87x 0.90x 0.91x 0.90x 0.91x 0.94x 0.96x 0.75x 0.85x 0.95x 1.05x 1.15x 1.25x Current Last 3 Months Last 6 Months Last 1 Year Last 3 Years Last 5 Years Since GBDC IPO GBDC BDC Industry Average Price - to - NAV 1

CONFIDENTIAL | FOR DISCUSSION PURPOSES ONLY The Combination of GCIC and GBDC Would Be the Fourth Largest Externally Managed, Publicly Traded BDC in the Market 8 Note: As of September 30, 2018, unless otherwise noted . 1. As of June 30, 2018 (most recent public disclosure ). 2. Based on a pro forma merger using balance sheet assets at fair value as of September 30, 2018. 3. Pro forma for pending transaction. 1.2 1.3 1.4 1.6 1.7 1.7 1.8 2.0 2.1 2.4 2.5 3.5 6.2 8.1 12.3 $0 $2 $4 $6 $8 $10 $12 PNNT GSBD BBDC OCSL SLRC TCPC GBDC TSLX CGBD AINV NMFC Pro forma GBDC PSEC FSIC/CCT ARCC Total Assets $ in billions

CONFIDENTIAL | FOR DISCUSSION PURPOSES ONLY Larger BDCs Generally Have Improved Trading Liquidity… 9 1. Pro forma market capitalization assumes application of GBDC’s current Price / NAV multiple to GCIC’s September 30, 2018 NAV; does not reflect merger adjustments. Note: Trading data as of November 12, 2018. Source: SNL and Bloomberg L.P. $0 $1,000 $2,000 $3,000 $4,000 $5,000 $6,000 $7,000 $8,000 $0 $5 $10 $15 $20 $25 $30 $35 Market Cap Volume 1 Month Avg. Daily Trading Volume $ in millions Market Cap $ in millions

...Broader Analyst Coverage and Greater Institutional Investor Ownership

Research Analyst Coverage

BDC	Market Cap ($ millions)	# of Analysts Covering BDC
Ares Capital Corporation	$7,375	17
FSIC / CCT Pro Forma[1]	$3,275	9
Prospect Capital Corporation	$2,522	4
TPG Specialty Lending, Inc.	$1,355	10
Apollo Investment Corporation	$1,126	12
Golub Capital BDC, Inc.	$1,119	6
New Mountain Finance Corporation	$1,024	4
TCG BDC, Inc.	$985	7
Goldman Sachs BDC, Inc.	$872	5
Solar Capital Ltd.	$871	7
BlackRock TCP Capital Corp.	$825	7
Oaktree Specialty Lending Corporation	$641	8
Barings BDC, Inc.	$522	6
PennantPark Investment Corporation	$491	8
Average (Mkt. Cap > $1 billion)		**9**
Average (Mkt. Cap < $1 billion)		**7**

Institutional Investor Ownership

BDC	Market Cap ($ millions)	Inst. Own. ($ millions)	# of Inst. Investors
Ares Capital Corporation	$7,375	$3,052	552
FSIC / CCT Pro Forma[1]	$3,275	$853	330
Prospect Capital Corporation	$2,522	$320	246
TPG Specialty Lending, Inc.	$1,355	$651	146
Apollo Investment Corporation	$1,126	$540	246
Golub Capital BDC, Inc.	$1,119	$464	195
New Mountain Finance Corporation	$1,024	$389	183
TCG BDC, Inc.	$985	$244	75
Goldman Sachs BDC, Inc.	$872	$302	110
Solar Capital Ltd.	$871	$604	144
BlackRock TCP Capital Corp.	$825	$401	146
Oaktree Specialty Lending Corporation	$641	$298	174
Barings BDC, Inc.	$522	$335	148
PennantPark Investment Corporation	$491	$227	162
Average (Mkt. Cap > $1 billion)		**$896**	**271**
Average (Mkt. Cap < $1 billion)		**$344**	**137**

1. Pro forma for pending transaction assuming current analyst coverage continues post-closing of pending transaction.
Note: Trading data as of November 12, 2018.
Source: SNL and Bloomberg L.P.

GOLUB CAPITAL

CONFIDENTIAL | FOR DISCUSSION PURPOSES ONLY 10

CONFIDENTIAL | FOR DISCUSSION PURPOSES ONLY Substantial Overlap in Highly Diversified Investment Portfolios Note: Data as of September 30, 2018. Diversity by Obligor Top 25 Investments 38 % Remaining 174 Investments 58 % SLF 4 % Top 10 Investments 20 % GBDC Top 25 Investments 45 % Remaining 161 Investments 52 % GCIC SLF 3 % Top 10 Investments 23 % GCIC Pro Forma Combined Top 25 Investments 37 % Remaining 178 Investments 60 % SLF & GCIC SLF 3 % Top 10 Investments 19 % Overlapping Investments by Fair Value GBDC GCIC Non - Overlapping 3.9% Overlapping 96.1% Non - Overlapping 5.4 % Overlapping 94.6% 11

Pro Forma Portfolio Remains Similar to GBDC Stand-alone

Asset Mix

	GBDC	GCIC	Combined
One Stop	80.2%	82.7%	81.4%
Senior Secured	13.0%	12.6%	12.8%
Other Debt	0.5%	0.0%	0.3%
Senior Loan Fund Investment	4.0%	3.0%	3.5%
Equity	2.3%	1.7%	2.0%
Total	**100.0%**	**100.0%**	**100.0%**



Senior Secured, 12.8%
Senior Loan Fund 3.5%
Equity 2.0%
One Stop 81.4%

GC Advisors' Internal Performance Ratings[1]

	GBDC	GCIC	Combined
Performing At/Above Expectations	88.0%	92.3%	89.7%
Performing Below Expectations	12.0%	7.7%	10.3%
Total	**100.0%**	**100.0%**	**100.0%**



Below Expectations 10.3%
At/Above Expectations 89.7%

Industry Diversification

	GBDC	GCIC	Combined
Div./Cong. Service	26.1%	31.8%	28.9%
Healthcare, Education & Children	18.7%	18.9%	18.8%
Electronics	7.3%	8.1%	7.7%
Retail Stores	6.3%	5.3%	5.8%
Beverage, Food & Tobacco	5.6%	5.9%	5.7%
Senior Loan Fund Investment	4.0%	3.0%	3.5%
Other	32.0%	27.0%	29.6%
Total	**100.0%**	**100.0%**	**100.0%**



Div./Cong. Service, 28.9%
Healthcare, Education & Children, 18.8%
Electronics 7.7%
Retail Stores 5.8%
Beverage, Food & Tobacco 5.7%
Senior Loan Fund Investment 3.5%
Other 29.6%

1. "At / Above Expectations" performance corresponds with a GC Advisors' internal performance rating of 4-5. "Below Expectation" performance corresponds with a GC Advisors' internal performance rating of 1-3. Our internal performance ratings do not constitute any rating of investments by a nationally recognized statistical rating organization or represent or reflect any third-party assessment of any of our investments. This system is not generally accepted in our industry or used by our competitors.

Note: Data as of September 30, 2018.

GOLUB CAPITAL

CONFIDENTIAL | FOR DISCUSSION PURPOSES ONLY 12

CONFIDENTIAL | FOR DISCUSSION PURPOSES ONLY Opportunity for Debt Optimization and Consolidation Note: Data as of September 30, 2018. • The two entities have comparable funding structures and available borrowing capacity:  Majority funded by securitizations and bank facilities • Larger scale could enhance capacity to use securitizations to potentially reduce funding costs and improve flexibility relati ve to bank facilities  For reference, the weighted average spread over LIBOR of GBDC’s recently closed securitization is roughly 50 bps lower than t he weighted average spread over LIBOR of its traditional bank facilities Debt Funding Overview Comparative Debt Mix 13 Total Funded Debt: $846 million Total Funded Debt: $762 million Total Funded Debt: $1,608 million Securitizations 23.4% Bank Facilities 43.8% SBA Debentures 32.8% GBDC Securitizations 33.1% Bank Facilities 66.9% GCIC Securitizations 28.0% Bank Facilities 54.8% SBA Debentures 17.2% Combined

CONFIDENTIAL | FOR DISCUSSION PURPOSES ONLY 14 Potential for Operational Synergies 10.3 9.4 0.7 0.6 $0 $2 $4 $6 $8 $10 $12 GBDC + GCIC Combined Potential Annual Operational Synergies $ in millions Other G&A Expenses Professional Fees Note : Some of the statements in this presentation constitute forward looking statements, which may be predictions about future ev ent s, future performance or financial condition. − The merger of GBDC and GCIC offers the potential to create operating synergies due to the elimination of redundant professional services and other corporate expenses Operational Synergies

CONFIDENTIAL | FOR DISCUSSION PURPOSES ONLY 15 The GBDC Board believes the proposed merger with GCIC creates meaningful value for GBDC stockholders Conclusion 1. Based on GBDC and GCIC’s September 30, 2018 NAV and GBDC’s closing stock price as of November 26, 2018. 2. As of November 26, 2018. 3. Based on a pro forma merger using balance sheet assets at fair value as of September 30, 2018. 4. Calculated on a fair value basis. Excludes investments in SLF and GCIC SLF. Accretive to Net Asset Value − The contemplated transaction would be approximately 3.6% accretive to GBDC’s NAV per share 1 Value Creation From GBDC NAV Per Share Accretion − Potential for value creation if post - merger GBDC continues to trade at a premium to book value comparable to or higher than its 3 - year average 2 Increased Scale and Liquidity − GBDC would be the 4th largest externally managed, publicly traded BDC by assets 3 − Larger BDCs generally have greater liquidity Acquisition of a Known, Diversified Portfolio of Assets − Over 96% of GBDC’s investments overlap with those of GCIC as of September 30, 2018 4 Greater Access to Long - Term, Low - Cost, Flexible Debt Capital − The increased scale of the combined company may enable better access to securitization markets, future debt facility consolidation and potential cost reductions Potential for Operational Synergies − Combined company is expected to realize annual synergies of approximately $0.9 million

Exhibit 2

Q&A: Golub Capital BDC, Inc. / Golub Capital Investment Corporation Merger

1.	What are the details of the announced merger?

•	Golub Capital BDC, Inc. (“GBDC”) and Golub Capital Investment Corporation (“GCIC”) entered into an agreement and plan of merger (the “Merger Agreement”) to merge the two companies in what is expected to create the fourth largest externally managed, publicly traded business development company (“BDC”) by assets, based on the fair value of the gross assets of GBDC and GCIC as of September 30, 2018.

•	Upon closing of the transactions contemplated by the Merger Agreement, GCIC will have merged into GBDC and will cease to exist as a separate company. GBDC, as the surviving entity, will continue to trade under the ticker symbol “GBDC” on The Nasdaq Global Select Market.

•	Each GCIC stockholder will be entitled to receive, for each share of GCIC common stock, 0.865 shares of GBDC common stock.

•	This fixed exchange ratio represents the acquisition of GCIC common stock at a 7.05% premium to the net asset value (“NAV”) of the GCIC common stock as of September 30, 2018, based on the closing stock price of the GBDC common stock on November 26, 2018.

o	GCIC stockholders will receive cash in lieu of fractional shares of GBDC common stock.

•	Upon or prior to closing, GCIC will declare a distribution to its stockholders representing any undistributed net investment income and net realized capital gain.

2.	What are some of the potential benefits of the merger for GBDC and GCIC stockholders?

•	Premium to NAV for GCIC/Accretive to NAV for GBDC

o	Based on the closing stock price of GBDC common stock on November 26, 2018:

▪	GCIC stockholders will receive consideration at a 7.05% premium to GCIC’s NAV per share as of September 30, 2018.

▪	The merger would be accretive to GBDC’s NAV per share and would result in an increase in NAV per share of $0.59, or 3.6% based on GBDC’s NAV per share as of September 30, 2018.

▪	The transaction creates the potential for additional value creation assuming the combined company continues to trade at the same premium to NAV that GBDC has traded at, on average, over the most recent three-year period.

•	Increased scale and liquidity:

o	GCIC stockholders will receive the publicly-traded shares of GBDC as consideration for the merger resulting in a significantly larger market capitalization for GBDC following the merger.

o	Larger BDCs generally have improved trading liquidity and broader analyst coverage which could generate increased interest by current and potential investors, including greater institutional interest.

•	Combination of known, diversified portfolios of assets:

o	As a result of the merger, the combined company would have over $3.5 billion of assets at fair value with investments in 203 portfolio companies based on their respective holdings as of September 30, 2018.

o	As of September 30, 2018, over 96% of GBDC’s investments at fair value were held by GCIC and over 94% of GCIC’s investments at fair value were held by GBDC.

o	GCIC has the same investment strategy and management team as GBDC and the portfolio characteristics of the combined company will be nearly identical in terms of asset mix and diversification to both of GCICs and GBDC’s current portfolios.

•	Greater access to long-term, low-cost and flexible debt:

o	GBDC and GCIC have comparable debt funding structures and available borrowing capacity.

o	The increased scale of the combined company is expected to enable better access to the securitization market than either company would obtain on its own.

o	The larger scale of the combined company could enhance its capacity to use securitizations that offer lower interest rates, longer reinvestment periods and longer terms in comparison to traditional bank facilities.

•	Potential for operational synergies:

o	The merger is expected to create modest operational synergies as duplicative fixed costs historically borne by GCIC will be eliminated.

o	As a result, although certain one-time costs will be borne by GBDC and GCIC in connection with the merger, the annual operating expenses borne by each GBDC and GCIC stockholder are expected to be reduced in part due to the reduction in general and administrative expenses.

3.	Will there be a meeting for GBDC and GCIC stockholders to vote on the proposals related to the merger?

•	GBDC and GCIC stockholders will be asked to approve proposals related to the merger at a special meeting of stockholders for each respective fund, which is currently expected to occur in the first half of calendar year 2019.

4.	What vote is required by GBDC’s and GCIC’s stockholders to approve the merger?

•	For GBDC, approval of the issuance of shares of GBDC common stock pursuant to the Merger Agreement requires the affirmative vote of at least a majority of all of the votes cast at a meeting of the GBDC stockholders at which a quorum is present. A quorum is defined as the holders of a majority of the shares of GBDC’s common stock outstanding on the GBDC record date, which will be disclosed in the proxy statement for the meeting. In addition, as described below, as a condition to closing of the merger, GBDC stockholders will be required to approve an amendment to the investment advisory agreement (the “New Investment Advisory Agreement”) between GBDC and GC Advisors, LLC, the investment adviser to each of GBDC and GCIC (“GC Advisors”), which New Investment Advisory Agreement would be effective upon closing of the merger. This proposal will require the approval of the lesser of: (1) 67% of the shares of GBDC common stock voted at the GBDC special meeting if the holders of more than 50% of the outstanding shares of GBDC common stock are present or represented by proxy or (2) more than 50% of the outstanding shares of GBDC common stock.

•	For GCIC, the approval of the merger and Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of GCIC common stock entitled to vote at meeting of the GCIC stockholders.

5.	When is the merger expected to close?

•	The merger is currently expected to close in the first half of calendar year 2019, subject to stockholder approval and the satisfaction of other closing conditions set forth in the Merger Agreement.

6.	As an investor, what do I need to do next?

•	There is no immediate action necessary. Investors are urged to review documents that GBDC and GCIC file with the Securities and Exchange Commission (the “SEC”), including the registration statement on Form N-14 that GBDC intends to file with the SEC, which will contain a joint proxy statement of GBDC and GCIC and a prospectus of GBDC (the “Proxy Statement”), which will also be posted on GBDC’s website at www.golubcapitalbdc.com.

•	The solicitation of proxies is expected to begin in January 2019.

7.	Will GBDC and GCIC incur expenses in soliciting proxies?

•	The expenses of the solicitation of proxies for the GBDC special meeting and the GCIC special meeting, including the cost of preparing, printing and mailing the Proxy Statement, the applicable accompanying Notice of Special Meeting of Stockholders and the proxy card, will be borne equally by GBDC and GCIC.

8.	Is the merger expected to be taxable to GBDC stockholders?

•	No. The merger is not expected to be a taxable event for GBDC stockholders.

9.	Is the merger expected to be taxable to GCIC stockholders?

•	No. The merger is intended to qualify as tax free for U.S. federal income tax purposes, and it is a condition to GBDC’s and GCIC’s respective obligations to complete the merger that each of them receives a legal opinion to that effect.

•	GCIC stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of their shares of GCIC for shares of GBDC pursuant to the merger, except with respect to cash received in lieu of fractional shares of GBDC.

•	Tax matters can be complicated and the tax consequences of the merger to a GCIC stockholder will depend on the particular tax situation of such stockholder. GCIC stockholders should review carefully the Proxy Statement when it becomes available for more information and details as to the tax consequences of the merger to GCIC and its stockholders. GCIC stockholders should consult with their own tax advisors to determine the tax consequences of the merger to them.

10.	Will I receive dividends after the merger?

•	Subject to applicable legal restrictions and the sole discretion of the board of directors of GBDC, GBDC intends to continue to declare and pay regular cash distributions to its stockholders on a quarterly basis. Although the timing and amount of future distributions is not assured, based on the information currently available to the board of directors, the board of directors of GBDC presently intends to increase the regular quarterly distributions to GBDC stockholders to $0.33 per share after closing of the merger, provided that the GBDC board of directors reserves the right to revisit this intention if market conditions or GBDC’s prospects meaningfully change.

11.	Does GBDC’s investment objective and strategy differ from GCIC’s?

•	No. The investment objectives and strategies of GBDC and GCIC are identical. The investment objective of each of GBDC and GCIC is to generate current income and capital appreciation by investing primarily in one stop (a loan that combines characteristics of traditional first lien senior secured loans and second lien or subordinated loans) and other senior secured loans of U.S. middle-market companies. Each may also selectively invest in second lien and subordinated loans of, and warrants and minority equity securities in, U.S. middle-market companies. GBDC and GCIC each use the term “middle-market” to generally refer to companies having earnings before interest, taxes, depreciation and amortization (“EBITDA”) of less than $100.0 million annually.

12.	What will be the investment advisory fees of the combined company?

•	GC Advisors currently serves as the investment adviser to both GBDC and GCIC. Immediately following closing of the merger, GC Advisors’ investment advisory agreement with GCIC will terminate.

•	GC Advisors is entitled to receive a fee from GBDC for investment advisory and management services consisting of two components – a base management fee and an incentive fee.

•	The base management fee is calculated and payable quarterly in arrears at an annual rate equal to 1.375% based on the average adjusted gross assets of GBDC at the end of the two most recently completed calendar quarters (including assets purchased with borrowed funds and securitization-related assets, leverage, unrealized depreciation or appreciation on derivative instruments and cash collateral on deposit with custodian but adjusted to exclude cash and cash equivalents so that investors do not pay the base management fee on such assets).

•	The incentive fee consists of two parts: the income component (the “Income Incentive Fee”) and the capital gains component (the “Capital Gain Incentive Fee”). The first part of the incentive fee, the Income Incentive Fee, is calculated and payable quarterly in arrears and equals 20% of the Company’s pre-incentive fee net investment income for the immediately preceding quarter. The Income Incentive Fee is subject to a hurdle rate, expressed as a rate of return on the value of GBDC’s net assets at the end of the immediately preceding calendar quarter, equal to 2.0% per quarter, or an annualized hurdle rate of 8.0%, and a catch up provision. The second component of the incentive fee, the Capital Gain Incentive Fee, is calculated and payable in arrears as of the end of each calendar year. The Capital Gain Incentive Fee equals 20% of the Company’s cumulative realized gains net of realized losses and unrealized depreciation since GBDC’s initial public offering (“IPO”).

•	In connection with and as a condition to closing the merger, GBDC will solicit its stockolders for approval of a proposal to amend its investment advisory agreement, which was unanimously approved by the GBDC board of directors. The new investment advisory agreement that would be effective upon closing of the merger would:

o	Adjust the income subject to the Income Incentive Fee, Capital Gain Incentive Fee and incentive fee cap to exclude any amounts resulting solely from the purchase accounting for any premium or discount paid for the acquisition of assets in a merger, such as the premium to NAV to be paid for the shares of GCIC common stock in the merger; and

o	Revise the calculation of the cap on incentive fees payable to GC Advisors into a per share calculation while maintaining the same 20% cap and look back to GBDC’s IPO.

13.	Who can I contact with any additional questions?

•	GBDC / GCIC / GC Advisors

o	Investor Relations: (212) 750-6060

o	The information GBDC files with the SEC is available on GBDC’s website at www.golubcapitalbdc.com.

Forward-Looking Statements

Statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included herein may constitute forward-looking statements and are not guarantees of future performance or results of GBDC, GCIC, or, following the merger, the combined company and involve a number of risks and uncertainties. Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings made by GBDC and GCIC with the Securities and Exchange Commission (“SEC”), including those contained in the Proxy Statement, when such documents become available. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include: the ability of the parties to consummate the Mergers on the expected timeline, or at all, failure of GBDC or GCIC to obtain the requisite stockholder approval for the Proposals (as defined below) set forth in the Proxy Statement, the ability to realize the anticipated benefits of the Mergers, effects of disruption on the business of GBDC and GCIC from the proposed Merger, the effect that the announcement or consummation of the Mergers may have on the trading price of GBDC’s common stock on The Nasdaq Global Select Market; the combined company’s plans, expectations, objectives and intentions as a result of the Mergers, any decision by GCIC to pursue continued operations, any termination of the Merger Agreement, future operating results of GBDC or GCIC, the business prospects of GBDC and GCIC and the prospects of their portfolio companies, actual and potential conflicts of interests with GC Advisors LLC and other affiliates of Golub Capital LLC, general economic and political trends and other factors, the dependence of GBDC’s and GCIC’s future success on the general economy and its effect on the industries in which they invest; and future changes in laws or regulations and interpretations thereof. Each of GBDC and GCIC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date hereof.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GBDC and GCIC, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GBDC and GCIC intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of GBDC and GCIC and a prospectus of GBDC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GBDC AND GCIC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GBDC, GCIC, THE MERGERS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com.

Participants in the Solicitation

GBDC and GCIC and their respective directors, executive officers and certain other members of management and employees of GC Advisors and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GBDC and GCIC in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GBDC and GCIC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.